# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CONTANGO ORE, INC., CIK 0001502377
CUSIP: 21077F100
Title of class of securities: Common Stock, Par Value $0.01 per share
Address of issuer's principal executive offices: 516 2nd Avenue, Suite 401, Fairbanks, Alaska (AK), 99701
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-172468
Filed by CIK 0002028462

## Reporting persons
- Douglas Scharbauer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 550,000; shared voting power 0; sole dispositive power 550,000; shared dispositive power 0; aggregate amount beneficially owned 550,000 (4.5% of the class)
  Comment: The figures included above are based upon 12,228,479 shares of Common Stock of the Issuer outstanding as of November 14, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the U.S. Securities and Exchange Commission on November 14, 2024.

## Item 1. Issuer
Name of issuer: CONTANGO ORE, INC.
Address of issuer's principal executive offices: 516 2nd Avenue, Suite 401, Fairbanks, Alaska 99701

## Item 2. Person Filing
Name of person filing: Douglas Scharbauer
Address of principal business office or, if none, residence: The address of the principal business office of the reporting person is 303 W. Wall, Ste. 2200, Midland, Texas 79701.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Douglas Scharbauer: /s/ Douglas Scharbauer, Douglas Scharbauer (02/14/2025)